January 8, 2014

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Alaska Communications Systems Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 8, 2013

File No. 000-28167

Dear Mr. Spirgel:

Set forth below are Alaska Communications Systems Group, Inc.’s (“we”, “us”, “our”, the “Company” or “ACS”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 23, 2013, relating to the Company’s form 10-K for the year ended December 31, 2012 and the Form 10-Q for the Fiscal quarter ended September 30, 2013.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses. The text of revised disclosures and pro forma disclosures is underlined.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Income Statement

1.	In light of your reporting of the proceeds from the sale of assets to AWN within cash flows from investing activities, your rationale for classifying the gain within operating income is unclear. Please explain and tell us in your response why it is not appropriate to report this as non-operating income consistent with 5-03.7 of Regulation S-X.

Response

The Company acknowledges the Staff’s comment and offers the following response.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Regarding the income statement presentation, the Company considered that the assets contributed or sold in the AWN transaction were assets used as a fundamental part of the Company’s wireless operations and historically generated ordinary revenue. SAB Topic 13-A, footnote 68, addresses income statement classification for gains or losses recognized from the sale or disposition of operating assets. In short, the SAB requires such gains and losses to be reported as “other general expenses,” within operating expenses, pursuant to Regulation S-X, Rule 5-03(b)(6). The Company also considered FASB Concept Statement 6 paragraph 86 which states: “Gains and losses may also be described or classified as “operating” or “nonoperating,” depending on their relation to an entity’s major ongoing or central operations…” and paragraph 87 which states: “…Some gains and losses may be considered “operating” gains and losses and may be closely related to revenues and expenses.” As described more fully below, the gain related to the sale of certain assets that were integrally related to our operating activities prior to the transaction and will continue to be integrated into our operating activities through our ongoing investment in AWN. Accordingly, the Company believes the income statement classification of the gain within operating income is appropriate.

Reviewing the cash flow classification the Company considered ASC 230-10-30 which indicates: “Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory).” This guidance appears to be far more prescriptive than that contained in Regulation S-X. The Company concluded that the income statement and cash flow presentation should be different and for cash flow purposes that the cash received on the sale of the wireless assets should be presented as an investing activity.

2.	Please explain to us your basis for reporting earnings on equity method investments and AWN excess distribution within operating income. We refer you to 5-03.12 of Regulation S-X.

Response

The Company acknowledges the Staff’s comment and offers the following response.

Regulation S-X 210.5-03.13 provides the following guidance: “Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons”…”If justified by the circumstances, this item may be presented in a different position and a different manner (see S-X 210.4-01(a)).

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Regulation S-X 210.4-01(a) states: “Financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in the light of the provisions applicable thereto.”

At the AICPA Conference in December 2002, a member of the SEC staff noted that if the operations of an equity investee are integrated into the whole, “… Regulation S-X allows … and it makes sense … to include equity income of investees within operating income, but not within revenues.” This issue was further discussed at the March 11, 2003 AICPA SEC Regulations committee meeting, where it was noted that the staff “will take a facts-and-circumstances approach in determining whether an equity investee is operationally integral to the operations of the parent. The staff is not inclined to draw a bright line in this area ….” The Company carefully considered the staff’s guidance and the facts and circumstances surrounding its equity method investment in, and its resulting strategic relationship with the Alaska Wireless Network LLC (AWN). The Company concluded that its equity method investment in, and its resulting strategic relationship with AWN is integral to the operations of the Company, as demonstrated by the following factors:

•	ACS continues to provide wireless retail services to its customers while AWN provides wholesale wireless service to ACS. ACS is contractually required to purchase wholesale wireless service from AWN.

•	AWN’s primary business purpose is to remain competitive in the wholesale wireless network operations space while returning free cash flows to its owners. The Company’s equity investment will capture the strategic and financial benefit of consolidating two otherwise separate networks into one.

•	While ACS will continue to provide handsets to its customers, it will do so through AWN, which may negotiate purchasing contracts for wireless devices for its owners. With the combined demand of ACS and GCI’s retail customer base, AWN is expected to have access to more devices and better pricing than either ACS or GCI could have individually.

•	The Company’s investment in AWN provides it with opportunities to capitalize on potential strategic benefits from the combined spectrum holdings of AWN such as the operation of a statewide 4th generation wireless network with extensive WiFi capabilities in urban markets.

•	The Chief Executive Officer of the Company serves as one of three board members of AWN. The other board members include the CEO of GCI and the CEO of AWN. This governance model means the Company has the ability to influence the strategic decisions and investments of AWN.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

2. Equity Method Investments, page 9

3.	Please tell us how you determined the appropriate accounting treatment for the “cumulative preferred cash distributions” from AWN. Include references to any authoritative guidance considered. Also, please explain the business purpose for AWN making the preferred cash distributions to ACS.

Response

The Company acknowledges the Staff’s comment and offers the following response.

In July 2013, ACS and GCI contributed their respective wireless businesses to a new entity,1 The Alaska Wireless Network, LLC (“AWN”), with ACS receiving a one-third noncontrolling interest and GCI retaining a two-thirds controlling interest in AWN. GCI and AWN have accounted for the transaction as a business combination with GCI as the accounting acquirer. Regardless of ACS’s one-third non-controlling interest, ACS has the right to certain preferred distributions from AWN of up to $190 million during the first four years (“Preference Period”) and GCI’s two-thirds controlling interest has the right to residual distributions from AWN during this period. The payment of preferred distributions may extend beyond the Preference Period if AWN’s Adjusted Free Cash Flows are insufficient during the Preference Period. These preferred distributions may exceed the distributions ACS would receive if it were entitled to one-third of the distributions made by AWN and are hereafter referred to in this document as “Contingent Excess Preferred Distributions”. At such time as the Contingent Excess Preferred Distributions are paid in full, if ever, ACS has a right to one-third of distributions and GCI has a right to two-thirds of distributions.

ACS believes the Contingent Excess Preferred Distributions are contingent consideration because the distributions are not certain. The contingent consideration is a result of a business combination accounted for in accordance with ASC 805 by the acquirer. In addition, ACS concluded that it would view the Contingent Excess Preferred Distributions as a gain contingency in accordance with ASC 450 and recognize such distributions in its financial statements as additional gain on the sale of the wireless business in future periods when realized.

The business purpose for AWN making Contingent Excess Preferred Payments to ACS was built into the negotiated economics of the transaction. ACS’ objectives were to obtain an appropriate value for the assets/business contributed while paying down debt in

[1]	The actual participants to the transaction were ACS Wireless, Inc. and GCI Wireless Holdings, LLC

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

the short term and stabilizing the expected free cash flows from the existing wireless operations which were expected to decline from Verizon’s build out of its Alaskan wireless network as well as the Company’s exposure to declining CETC revenue as a result of rule changes enacted by the FCC. We believe the contingent excess preferred payment structure to the extent paid, allowed us to obtain the appropriate value of the assets/business we contributed depending on future operating results of AWN and to provide the potential to stabilize the free cash flow profile of ACS from what we anticipated without the transaction.

4.	Please tell us why you did not include gross profit in your condensed financial information for AWN. Refer to paragraph 1-02(bb)(1)(ii) of Regulation S-X.

Response

The Company acknowledges the Staff’s comment and offers the following response.

Gross profit or similar subtotal such as operating income was inadvertently omitted from the presentation in the Company’s September 30, 2013 10Q and will be included in all future filings.

5.	Please tell us why you did not disclose the amount of AWN revenues resulting from transactions with ACS. Refer to 4-08(k) of Regulation S-X.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company did disclose the amount of AWN revenues resulting from transactions with ACS on the face of the September 30, 2013 Condensed Consolidated Statements of Comprehensive Income included in the 10Q. AWN revenues are expenses on the income statement for ACS and the balance attributable to AWN of $11,228K was shown parenthetically in the line item Cost of services and sales.

ACS did however inadvertently omit disclosure on the face of the financial statements of $610K in ACS revenue (which AWN would have recorded in expense) attributable to our maintenance of the network, and $738K of amortization of deferred capacity revenue, though that balance was separately disclosed on page 29 in our Results of operations under the subheading of Wireless and backhaul revenue. These revenue streams to ACS from AWN will be appropriately disclosed in our future filings.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

6.	You state in the second paragraph of your discussion of AWN on page eight that the carrying value of assets sold or contributed was $87.5 million, but on page 31 you appear to state that the assets had a book value of $63.4 million. Please clarify, and tell us how you calculated the gain on disposal of assets of $132.4 million.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The second paragraph of our summary of the AWN transaction on page eight addresses the carrying value of the full population of assets that were sold or contributed to AWN of $87.5 million. The results of operations section on page 31, under the subsection depreciation and amortization, only addresses the $63.4 million in depreciable assets. The difference is the $24.1 million in indefinite life intangibles (spectrum licenses) also transferred to AWN. That balance can also be seen on the face of the balance sheet on page three.

The actual calculation of the gain was simply the difference between the estimated value of the investment and the settlement of the transaction related assets and liabilities. The calculation of the gain on disposal was as follows:

Investment	200,000,000
Cash	100,000,000
Wireless ARO liabilities	3,047,833
A/R	(1,805,760)
Goodwill	(4,200,000)
Intangible assets	(24,118,063)
Tangible assets	(63,423,915)
Deferred revenue (Network Usage Rights)	(77,076,000)
Gain on derecognition of assets	(132,424,095)

The deferred revenue of $77,076,000 represents a 20 year commitment by ACS to provide a predetermined amount of network capacity to AWN without charge which was disclosed as “Network Usage Rights” in ACS’ Form 10-Q for the Fiscal Quarter Ended September 30, 2013.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or would like to discuss any of our views further, please contact me at 907-564-3314. In addition, we respectfully request that the Staff provide any additional comments you may have to my attention at wayne.graham@acsalaska.com.

Sincerely,

/s/Wayne Graham

Wayne Graham

Chief Financial Officer

Alaska Communications Systems Group, Inc.

cc: Leonard Steinberg, Senior Vice President, Legal, Regulatory & Government Affairs of the Company.